Exhibit 99.1
OCEANAUT, INC.
17TH KM NATIONAL ROAD ATHENS-LAMIA & FINIKOS STREET
145 64 NEA KIFISIA
ATHENS, GREECE
October 8, 2008
To the Shareholders of Oceanaut, Inc.:
     I refer to the notice, dated September 9, 2008, of a special meeting of the shareholders of Oceanaut, Inc., a Marshall Islands company (the “Company”), to be held at 10:00 a.m., Eastern Time, on October 15, 2008 (the “Special Meeting”).
     After careful consideration by the Company’s management and in light of current market conditions, the Company has decided to cancel the Special Meeting. The Company will notify you of the new date for the Special Meeting if and when it is rescheduled.
Sincerely,

/s/ Gabriel Panayotides Gabriel Panayotides
Chairman of the Board